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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   ElderTrust
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                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $.01 per share
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                         (Title of Class of Securities)

                                   284560 10 9
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                                 (CUSIP Number)

                                Michael R. Walker
                              101 East State Street
                       Kennett Square, Pennsylvania 19348
                                 (610) 444-6350
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

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CUSIP No. 284560 10 9                                    Page  2  of  6  Pages
                                                              ---    ---
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1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

          Michael R. Walker

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (See Instructions)
          PF, 00

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                               |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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                             7      SOLE VOTING POWER
                                    915,010

         NUMBER OF           -------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING           -------------------------------------------------
          PERSON             9      SOLE DISPOSITIVE POWER
           WITH                     915,010
                             -------------------------------------------------
                             10     SHARED DISPOSITIVE POWER


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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          915,010
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (See Instructions)                                        |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.0%

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14        TYPE OF REPORTING PERSON (See Instructions)


          IN

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                  This Amendment No. 1 amends the initial Schedule 13D filed on
February 26, 1999 by Michael R. Walker relating to the common shares of beneficial interest, par value $.01 per share (the "Common Shares") of ElderTrust, a Maryland real estate investment trust (the "Issuer").

 Item 3.          Source and Amount of Funds or Other Consideration

                  Item 3 hereby is amended and restated in its entirety as follows:

                  Mr. Walker acquired 112,500 Common Shares upon the conversion into Common Shares of 112,500 units of limited partnership interest ("Units") in ElderTrust Operating Limited Partnership, a Delaware limited partnership (the "Operating Partnership") of which the Issuer is the sole general partner and majority limited partner, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the "Partnership Agreement"). The 112,500 Units were acquired by Mr. Walker in January 1998 from Genesis Health Ventures, Inc. using his personal funds for an aggregate consideration of $2,025,100, and were converted into Common Shares at the time of closing of the Issuer's initial public offering in January 1998 pursuant to the Partnership Agreement. Mr. Walker also has been granted options to acquire a total of 182,000 Common Shares under the Issuer's 1998 Share Option and Incentive Plan, of which options for 112,000 shares are presently exercisable, options for 50,000 shares will become exercisable on January 30, 2001, options for 10,000 shares will become exercisable on September 25, 2001 and options for the remaining 10,000 shares will become exercisable on September 25, 2002. The option exercise price of 150,000 of the 182,000 options held by Mr. Walker is $18.00 per share, the option exercise price of 2,000 of these options is $2.6875 per share and the option exercise price of the remaining 30,000 options is $.75 per share.

                  Mr. Walker also may be deemed to beneficially own a total of 318,975 Units in the Operating Partnership, which, pursuant to the terms of the Partnership Agreement, are redeemable by Mr. Walker for cash or, at the option of the Issuer, for Common Shares on a one-for-one basis. Of these Units, (i) 21,875 Units were acquired by Mr. Walker directly in exchange for his interests in three properties that were contributed to the Operating Partnership in January 1998; (ii) 165,850 Units are held by a corporation, of which Mr. Walker is the principal stockholder and the sole officer, which corporation acquired the Units in exchange for interests in two properties that were contributed to the Operating Partnership in January 1998; and (iii) 131,250 Units are held by a partnership, of which a corporation controlled by Mr. Walker is the sole general partner, which acquired the Units as an organizational limited partner of the Operating Partnership. In addition, the corporation, of which Mr. Walker is the principal stockholder and the sole officer, owns 46,535 Common Shares which were acquired using corporate funds in open market purchases during the past 60 days at varying prices as described in Item 5 below, and the partnership, of which a corporation controlled by Mr. Walker is the sole general partner, owns 98,500 Common Shares which were acquired using partnership funds in open market purchases during the past 60 days at varying prices as described in Item 5 below.

                  In addition, Mr. Walker and his spouse are 1% general partners of a partnership, which owns 176,500 Common Shares, of which 138,500 Common Shares were acquired using partnership funds in open market transactions during the past 60 days at varying purchase prices as described in Item 5 below. A trust, of which Mr. Walker is the sole beneficiary, holds the 98% limited partnership interest.

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Item 5.           Interest in Securities of the Issuer

                  Item 5 hereby is amended and restated in its entirety as follows:

                  Mr. Walker may be deemed to beneficially own a total of 915,010 Common Shares, or approximately 12.0% of the outstanding Common Shares (after giving effect to the exercise of options held by him that are presently exercisable or exercisable within 60 days for 162,000 Common Shares and the redemption for Common Shares of 318,975 Units that are redeemable by Mr. Walker for cash, or, at the option of the Issuer, for Common Shares on a one-for-one basis). See Item 3.

                  Mr. Walker has sole authority to vote and direct the disposition of all Common Shares he may be deemed to own beneficially.

                  This Amendment No. 1 includes 283,535 Common Shares acquired indirectly by Mr. Walker (through the corporations and partnership referred to above that are controlled by him) in open market purchases during the past 60 days, as follows:

       Date                  Nature of Transaction              Price Per Share
       ----                  ---------------------              ---------------
November 30, 2000          Purchase of 13,000 shares                   $2
November 30, 2000          Purchase of 5,000 shares                   $1.75
November 30, 2000          Purchase of 5,000 shares                  $1.8125
November 30, 2000          Purchase of 14,000 shares                 $1.875
November 30, 2000          Purchase of 10,000 shares                 $1.9375
December  1, 2000          Purchase of 50,000 shares                  $2.75
December  6, 2000          Purchase of 15,000 shares                  $2.25
December  7, 2000          Purchase of 10,000 shares                  $2.25
December  8, 2000          Purchase of 5,000 shares                   $2.25
December 13, 2000          Purchase of 6,500 shares                  $2.125
December 13, 2000          Purchase of 5,000 shares                   $2.25
December 26, 2000          Purchase of 5,500 shares                  $2.125
December 26, 2000          Purchase of 4,000 shares                   $2.25
December 26, 2000          Purchase of 1,100 shares                  $2.3125
December 26, 2000          Purchase of 2,900 shares                  $2.1875
December 26, 2000          Purchase of 8,900 shares                  $2.375
December 26, 2000          Purchase of 7,100 shares                  $2.3125
December 26, 2000          Purchase of 10,000 shares                 $2.375
December 27, 2000          Purchase of 6,935 shares                  $2.125

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December 27, 2000          Purchase of 16,800 shares                 $2.375
December 27, 2000          Purchase of 4,000 shares                   $2.25
December 28, 2000          Purchase of 4,000 shares                   $2.50
December 28, 2000          Purchase of 8,700 shares                  $2.5625
December 29, 2000          Purchase of 30,000 shares                 $2.625
January 2, 2001            Purchase of 3,300 shares                   $2.50
January 2, 2001            Purchase of 11,700 shares                 $2.625
January 3, 2001            Purchase of 7,100 shares                  $2.625
January 3, 2001            Purchase of 5,000 shares                  $2.5625
January 8, 2001            Purchase of 8,000 shares                   $2.75

                  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Mr. Walker directly. As to the shares owned by Mr. Walker indirectly through his control of the corporations and partnership referred to above, he has the indirect right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Item 6 hereby is amended and restated in its entirety as follows:

                  Mr. Walker has unvested options for a total of 70,000 Common Shares that will vest 50,000 on January 30, 2001, 10,000 on September 25, 2001 and 10,000 on September 25, 2002. The option exercise price of these options is $18.00 per share, $.75 per share and $.75 per share, respectively.
























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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.


      January 9, 2001                             /s/ Michael R. Walker
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            Date                                      Michael R. Walker






























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